Intevac, Inc.

3560 Bassett Street

Santa Clara, CA 95054

March 28, 2014

BY EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Christina Chalk, Esq.

Re:	Intevac, Inc.
PREC14A filed March 13, 2014
File No. 0-26946

Ladies and Gentlemen:

In response to your request in the letter dated March 25, 2014 relating to the above-referenced filing, Intevac, Inc., a Delaware corporation (the “Company”), hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

2.	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Very truly yours,

INTEVAC, INC.

By:	/s/ Jeffrey Andreson
	Name:	Jeffrey Andreson
	Title:	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary

cc:	Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Melissa V. Hollatz, Wilson Sonsini Goodrich & Rosati, Professional Corporation